Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Leidos Q4 and Calendar 2015 Earnings Results

February-18-2016

Confirmation #13629866

Operator: Greetings. Welcome to the Leidos fourth quarter and calendar 2015 earnings results.

At this time, all participants are in listen-only mode. A brief question and answer session will follow the formal presentation.

If anyone should require operator assistance during the conference, please press star-zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Kelly P. Hernandez, Vice President of Investor Relations. Thank you, Ms. Hernandez. You may now begin.

Ms. Kelly Hernandez: Thank you, Rob, and good morning, everyone. I’d like to welcome you to our fourth quarter and calendar year 2015 earnings conference call. Joining me today are Roger Krone, our Chairman and CEO, and Jim Reagan, our Chief Financial Officer, and other members of the Leidos management team.

Today we will discuss our results for the quarter and year ending January 1st, 2016. Roger Krone will lead off the call with comments on the market environment and our company strategies. Jim will follow with a discussion of our financial performance and our expectations for the future. After these remarks from Roger and Jim, we’ll open the call for your questions.

During this call, we will make references to year-over-year comparisons. Due to the previously announced change in our fiscal year, we will be comparing our just released Q4 calendar 2015 results for the quarter ended January 1st, 2016 with our previously reported Q4 fiscal 2015 results, which represent the three months ending January 30th, 2015.

Today’s discussion contains forward-looking statements based on the environment as we currently see it and, as such, does include risk and uncertainties. Please refer to our press release for more information on the specific risk factors that could cause actual results to differ materially.

Finally, during the call we will discuss GAAP and non-GAAP financial measures. A reconciliation between the two is included in the press release that we issued this morning, and is also available in the presentation slides provided on the investor relations section of our website at IR.leidos.com.

With that, I’ll turn the call over to Roger Krone.

Mr. Roger Krone: Thank you, Kelly, and thank you all for joining us this morning for our fourth quarter and calendar year 2015 earnings conference call.

As you all know, on January 26th we announced our intent to combine with Lockheed Martin’s IS and GS business in a Reverse Morris Trust transaction. I am confident that the Leidos platform, the people, capabilities, and cost structure that we have built, will be further strengthened by the talented people and impressive capabilities of the Lockheed IS and GS business.

The application of our platform across this expanded business will result in improved profitability, higher growth in the long term, and an increased ability to solve our customers’ problems in an innovative yet affordable manner, enabling us to maximize shareholder value.

We will provide further details on the proposed transaction in an analysts’ day which we expect to hold this summer. In the meantime, our team is focused on executing our core business, and that’s what we would like to talk to you on today’s call.

I am pleased with our fourth quarter 2015 results and with the strong finish to a successful year for the company. We closed out the year with 5.1 billion in revenue, up from the prior year and at the upper end of our guided range.

This reflects a solid fourth quarter, with revenues of 1.3 billion, up approximately 10 percent from the prior year, driven by growth in both the national security and the health and engineering sectors.

Our GAAP earnings per share from continuing operations grew significantly in the quarter, as well as for the year, as we improved core operations of the company and also realized a material gain on the sale of our former headquarters.

GAAP diluted EPS was $3.19 for the year and $1.72 in the quarter. Non-GAAP diluted earnings per share, which excludes the real estate gain and another 3 million of restructuring expenses, grew approximately 13 percent, both for the year and in the quarter, to $2.89 and 78 cents respectively.

We had an outstanding year for cash flow, even beating the prior year’s strong results, with 410 million of cash generated from continuing operations. Our focus on improving cash efficiency drove a nine day decline in DSOs during the year. We ended the year with a cash balance of 656 million.

In 2015, we focused on optimizing the Leidos platform; the people, the capabilities, and the cost structure. This focus enabled us to deliver competitively priced, innovative solutions to a broader set of customers, and ultimately enabled us to outgrow the broader market and deliver substantial value to our shareholders.

From a people perspective, we continue to build our leadership team with diversity of thought, background, and expertise. We further complemented the leadership team with impressive talent at all levels in the company, in particular in customer centric roles throughout the organization, including our most recent hire of Dr. Don Kosiak as Chief Medical Officer in our health business.

We continued our investment in internal R&D, enabling us to stay at the forefront of technological innovation in our key addressable markets through our five core capabilities; C4ISR, cybersecurity, systems engineering, large scale agile software development, and data analytics.

We furthered our investment and began to realize some of the results of an—of our internal crowdsourcing platform to foster more technical innovation throughout the organization. We also engaged strategically with partners in order to complement our offerings and deliver optimal solutions for our customers.

And finally, from a cost structure standpoint, we continue our relentless drive to streamline the organization, divesting non-core businesses, particularly those that do not meet our capital-light business model. Selling Plainfield, coming to a resolution on Gradient, and selling our former headquarters all helped us optimize our balance sheet and our cost structure.

Since the close of the year, we have furthered our efforts to improve our cost structure by removing one layer of management across the entire organization, and we continue to evaluate further improvements to stay competitive.

Winning our customers’ confidence to execute their most critical missions is the clearest testament to the power of these actions. Our win with the UK Ministry of Defence to transforms their logistics and procurement infrastructure and our win with the Defense Health Agency to re-architect and modernize their electronic healthcare records system are significant examples of this, not just because of their size and scope, but also because they are single award programs with over 10 years of duration that give us significant visibility into our future and enable us to make investments required to maintain our technical leadership in the industry.

More recently, our win with the US Army to design, produce, integrate, and test modified aircraft for the Airborne Reconnaissance Low-Enhanced program of record is a significant milestone in the Leidos journey. As we have suggested for some time, programs in which we engage with the customer and are funded through OCO funds are an opportunity for us to deliver some of our most innovative solutions in a mission critical, time constrained scenario.

We have always believed that demonstrating such solutions in this quick reaction scenario through OCO funded programs would allow our customers to realize the mission critical contributions enabled by these technologies, and then fund them through a program of record for longer term use. That is exactly how this win materialized.

A much earlier stage program which we’re also quite proud of for its mission—potential mission critical enablers is the ACTUV Unmanned Autonomous Surface Craft, which we designed and developed for DARPA. In a recent milestone on this program, we put the ACTUV vessel into the water in Oregon. DARPA is planning on christening the ship in the spring and beginning sea trials shortly thereafter.

I am proud of the work of our employees that enabled these and many other wins of similar importance to our national security, and look forward to more successes in the future. As we look ahead to 2016 and beyond, the global threat situation continues to increase in complexity, and the domestic budgets are reflecting that.

The recent US budget agreement has provided needed stability, predictability, and strong budget funding levels for digressionary—for discretionary funding for contractors for the next two years. Budget levels are a good leading indicator for our industry, but our revenues correlate more with outlays.

In the DOD, after four years of decline, the current government physical [sic] year represents an inflection point for discretionary outlays, with a return to growth which is expected to continue through the government’s fiscal 2018. This turn upward in current dollars is a positive sign, particularly after the significant drops in prior years.

We enter 2016 with a healthy market backdrop, two year budget certainty, and a global environment which requires us to deploy our most innovative capabilities. I am confident that we have the right platform to continue to win in this environment, both in the US and aboard.

My leadership team and I remain committed to continuing the conservative and thoughtful way in which we manage the company, focused on growth, profitability, and cash generation.

With that, let me hand the call over to Jim Reagan, Leidos’s Chief Financial Officer, for more details on the quarter and our outlook.

Mr. Jim Reagan: Thank you, Roger, and thanks to all of you for joining us on today’s call.

We closed out the year on a very strong note operationally, reflecting strong execution across our businesses as well as continued work to monetize our balance sheet. Fourth quarter consolidated revenues grew 10 percent year-over-year to $1.3 billion, driven by strength in both sectors.

Non-GAAP operating income in the fourth quarter grew 33 percent year-over-year to 105 million. This strong level was better than expected, driven by operating performance in both the national security and health and engineering sectors.

GAAP diluted EPS of $1.72 was positively impacted by the $82 million gain on the sale of our former headquarters disclosed in August. As we indicated previously, for non-GAAP purposes we have excluded this gain and the related tax effects.

Our non-GAAP results also exclude approximately $3 million in restructuring charges as we further streamline our real estate footprint. Non-GAAP diluted EPS from continuing operations was 78 cents per share, as detailed on slide 11 of the investor presentation on our website, and was better than expected, primarily driven by the operating performance mentioned earlier.

Operating cash flow from continuing operations of $32 million was a highlight in the quarter, and brought our full year results to 410 million. The strong operating cash flow in the quarter was driven by better than anticipated operating income and lower vendor payments.

DSOs ticked up seasonally, as expected, to 65 days from 59 days in the prior quarter.

We exited the year with a healthy cash balance of $656 million. This includes 70 million of cash received from the real estate sale, partially offset by our payment of two dividends during the quarter.

Shifting to our business development results, consolidated net bookings totaled 706 million in the fourth quarter for a book-to-bill ratio of .55, in line with seasonality. For the year, consolidated net bookings were 7.2 billion, resulting in a book-to-bill ratio of 1.4.

We ended the quarter with 9.9 billion in total backlog, which is up 27 percent year-over-year. As we’ve noted before, bookings in backlog do not include the effect of either single or multi award—multiple award IDIQs until task orders are awarded by our customers. The value of bids outstanding at the end of the fourth quarter decreased slightly quarter-over-quarter to 10.9 billion.

Now let me turn to select sector results for Q4. First, in our national security sector, revenues increased approximately 4 percent year-over-year to 848 million, as stability in our domestic business was complemented by growth in our UK program, which more than offset declines in our OCO funded revenues.

When adjusting for the OCO decline, our NSS revenues grew 7.5 percent year-over-year, the strongest level that we have seen since the split. This healthy level of core growth is encouraging, particularly now with additional budget clarity.

Now on to profitability; operating margins in our national security sector increased in Q4 to 7.7 percent from 7.2 percent in the prior year, due again to strong program performance.

Health and engineering revenues for Q4 increased 20 percent year-over-year to 432 million. We are particularly pleased with this strong growth, as it is fairly broad based among the different businesses within the sector, including engineering design build, security products, and federal health, which is benefitting from the ramp of the DHMSM contract.

Operating margins for the health and engineering sector were very strong during the quarter at 10.6 percent, which reflects the higher level of security products revenues and a lower level of indirect expenses relative to the prior year period.

Now moving on to guidance, first let me emphasize that the guidance ranges provided today exclude any impact associated with the proposed transaction with Lockheed Martin’s IS and GS segment. As Roger mentioned, we will provide further details on that in an analysts’ day which we expect to hold in the summer.

We expect 2016 revenues in the range of 5.1 to 5.3 billion, up about 2 percent at the midpoint. This contemplates growth in the national security sector being partially offset by the ramp down of a large program in our design build business within the health and engineering sector. We expect OCO revenues in 2016 to come in essentially flat with the 2015 level.

For non-GAAP diluted EPS from continuing operations, we expect a range of $2.75 to $2.95.

Operationally, we are factoring in a slight increase in margins, which is offset by a return to a more normalized level of corporate expenses.

We expect net interest expense to be roughly flat year-on-year at approximately 13 million a quarter.

In 2016, we expect our effective tax rate to return to a normalized level of approximately 37 percent.

For cash flow from operations, we expect to generate at or above 275 million during 2016. The primary driver of the year-over-year decline in cash flow is an expected stability in our DSO level for the forward 12 months, having realized a nine day reduction this past year.

We continue to believe our business model will result in a cash efficiency of well over 100 percent relative to our net income from continuing operations.

In conclusion, I’m thrilled with results we reported for the year, reflecting key wins including LCST, DHMSM, and ARLE, resulting in a book-to-bill of 1.4; the divestiture of a non-performing, asset intensive business in Plainfield; strengthening of our balance sheet as we reduced DSOs by nine days and monetized our former headquarters; and finally, our entering into an agreement to combine with Lockheed Martin’s IS and GS business.

The proposed transaction will only further our long term growth prospects by allowing us to build on the solid foundation of Leidos. We’ve demonstrated success in delivering profitable growth through the diligent customer centric efforts of our employees.

And with that, operator, let’s open it up so we can take some questions.

Operator: Thank you. At this time, we’ll be conducting a question and answer session.

If you’d like to ask a question, please press star-one on your telephone keypad, and a conformation tone will indicate your line is in the question queue. You may press star-two if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Thank you. Our first question is coming from the line of Robert Spingarn with Credit Suisse. Please go ahead with your question.

Mr. Robert Spingarn: Good morning.

Mr. Roger Krone: Good morning.

Mr. Robert Spingarn: You know, Roger, I know that you mentioned the transaction at the beginning of your monologue, and that’s not really the focus for discussion today. But, I thought I would ask you, you know, given the reaction in the shares, is there something you can point to? You think the Street’s missing something here and that you could clarify that?

Mr. Roger Krone: Well, you know, I really can’t talk about what the Street sees or doesn’t see. What I will reaffirm is—you know, so we signed the deal on the 26th. We’ve started our—you know, our integration management organization. We’ve had, you know, with counsel present, numerous meetings with the folks at IS and GS. We’ve gotten to know the team better. We’ve gotten, you know, to further our due diligence. And we’re only more excited about the transaction.

And, you know, we realize that these transactions happen when they want to happen. And we signed this deal on the 26th, and there was probably headwind in the market. There was a bad tape. There was a lot of information that came out.

You know, we all saw the reaction in the short term. But, we made this decision based upon the long term value we think we can create in the transaction, and we’re still very enthusiastic about where we’re headed.

Mr. Robert Spingarn: Okay.

And of course, I think my understanding of it is you had—you know, your targets and your negotiations were all predicated on the numbers that we saw later that morning, or I guess simultaneous with your announcement from your deal partner here. So, all of that is built in?

Mr. Roger Krone: Yeah. Robert, as I’m sure you and the others on the call realize, a deal is the product of months of due diligence. And we built our own forecast model based upon the information that was available to us in the data room. That is the information that Lockheed used in putting out their guidance. So, we were well aware of what their guidance was, and we took that fully into account in assessing the value of the transaction.

Mr. Robert Spingarn: Okay, appreciate that.

Moving to—you know, you had strong bookings during the year here. You’ve talked a little bit about the market evolving here, the budget inflecting. How do you think bookings play out in 2016?

Mr. Jim Reagan: Rob, this is Jim. You know, when we take a look at what our pipeline is, we think that the—probably the best marker that we can see today is that no longer are the procurement folks in the agencies that we serve distracted by wondering whether there’s going to be a continuing resolution, wondering whether they can make longer term commitments on programs.

And, you know, now we finally have the appropriations done that reflect the two year budget deal. So, you know, given that we have a big election year in play, you know, and the two year deal, we’re not going to have the same distractions that we’ve had every year for the past 10 years, quite honestly. And we—and I don’t—it’s hard for me to remember when we had a two year budget deal.

So, I think that we will see probably a return to procurement officials thinking more of longer term, multiyear contracts as opposed to, you know, extensions on existing work that are—that used to be aimed at getting around, you know, this short cycle of funding that we had been experiencing for years.

Mr. Robert Spingarn: Okay, and then just a final one, if I could.

On the OCO, I think you said flattish ‘16 versus ‘15, which I believe was just under 200 million. Is this a—?

Mr. Jim Reagan: —That’s right.

Mr. Robert Spingarn: Yeah. I guess the question is, is this a sustainable bottom at this point?

Mr. Jim Reagan: You know, we think that it is. The—you know, the—I think that the OCO budget is going to stay flat. And I think that it’s going to be the thing that sustains the same operations that they have been for years that are not going to go away. The threats over there aren’t going to go away, and we’re going to continue supporting our customers in those theaters.

Mr. Robert Spingarn: Okay. Thank you both.

Mr. Jim Reagan: Thanks, Rob.

Mr. Roger Krone: Thanks, Rob.

Operator: Thank you. Our next question comes from the line of Bill Loomis with Stifel. Please go ahead with your question.

Mr. Bill Loomis: Hi. Thanks. Good morning, and good results here.

Just looking at the security products business, there’s a couple public competitors that had disappointing results in that segment. Yours was obviously strong. Was that just timing of awards that you saw coming over a period, ‘cause I know it’s a lumpy business? How do you see that playing out through ‘16 and the market dynamics there?

And then also, if you could, just help give us a sense of, like for example in the March quarter, you know, if we don’t have a big product award, a security product sale, what the kind of normalized H&E margin might be. Thanks.

Mr. Jim Reagan: Bill, we don’t guide to specific margins, you know, quarter-to-quarter within segments. But, here’s what—I can give you some color, though, about the security products business.

We did have a—as we said, a good Q4. The great thing about, at least in my view, of our security products business is that it has—it does have strong margins, and I think that they’re going to hold up reasonably well even in this environment.

We do have some things in the pipeline for Q1. And a lot of the lumpiness around that is not just the size of some big orders, but it also has to do with the timing of customer acceptance, the availability of ships to deliver product from the West Coast to points around the world.

So, yeah, I—that’s about the best color that I can give you about security products right now.

Mr. Bill Loomis: Well, how about just looking at the ‘16 revenue—or margin guidance? I know you’re not giving details on the segments and so forth. But, what’s that—can you tell us what that implies in terms of two things on H&E business, the commercial healthcare trends and then the security products business? Generally speaking, what do you—what’s factored in the guidance for 2016?

Mr. Jim Reagan: Included in our guidance for 2016 is relative—it’s single digit growth—low single digit growth in security products, and it also reflects—I think last year we said that our commercial health business had bottomed. And in fact, we’re feeling pretty good about where that’s going now.

We’ve seen—as you might expect, the DHMSM win gives us a new—kind of a swagger in the market in the commercial side and enables us to strengthen our workforce, and it gives us a different level of credibility with the commercial customers. So, we’re feeling good about what the impact of the DHMSM win is on the overall health business.

Mr. Bill Loomis: Okay. So, growth in 2016 on commercial healthcare then?

Mr. Jim Reagan: That’s the way we’re feeling about it right now, absolutely.

Mr. Bill Loomis: Okay. Thank you.

Mr. Roger Krone: All right. Thank you, Bill.

Operator: Thank you. Our next question comes from the line of Edward Caso with Wells Fargo Advisors. Please proceed with your question.

Mr. Edward Caso: Hi. Thanks. Congrats on a good quarter here.

Can you talk a little bit about what you’re seeing in pricing in the market in your—and both in the government and your health and engineering space? Do you believe it’s bottomed? Are you seeing acceptance at the procurement officer level of backing off of low price technically acceptable? What—just a feel for what’s happening. Thanks.

Mr. Roger Krone: Yeah, thanks, Ed. This is Roger. In fact, I was at a meeting in the Pentagon Tuesday and was talking to a senior acquisition official at one of the agencies, and we had just this conversation. And what was interesting is she has actually been talking to some of you all.

And her view was frankly that, you know, we are starting to move away from, you know, the LPTA fixture. And on the customer side, they like having contractors with incentive contracts because we have fat in the fire, and they can drive, whether it be cost performance or technical performance, with contract structures.

And we’ve—at that particular agency, we have actually had some conversations about things that we can do together to manage risk and keep incentives aligned with what the customer wants to do with the ultimate product.

So, yeah, I would tell you I think that there has been a lot of movement away from LPTA. And it’s not just in the intel world, it’s in DOD. And we see that on Fed civil as well.

Mr. Edward Caso: In the DOD space, do you—where is the cross point between sort of your average pricing and the marginal pricing, assuming LPTA and the big push the last few years has got the marginal pricing below your book that’s running off? Is there a crossover point here at some point in the future, positive crossover point?

Mr. Jim Reagan: If I understand your question correctly, Ed, I think you’re asking if the marginal pricing, in other words, the pricing on new work, is going to get back to where our average pricing is on our existing backlog. Is that what you’re asking?

Mr. Edward Caso: Correct.

Mr. Jim Reagan: Yeah. I think we’re actually getting pretty close to that, because when half of your business is cost type work, you actually are required to price it based on cost. And really what makes you competitive is not just your past performance and qualifications, but you have got to come up with a solution that allows you to get the job done with as lean a workforce as you can.

So, you’re not just competing—you know, it used to be you competed on wrap rates, and it’s not just that anymore. It’s wraps and solutions. And that’s where I think we’re able to play very well. And that’s why, in some cases, you know, we have won work and were not necessarily the lowest cost anymore.

Mr. Edward Caso: Last question. Can you just help reset our expectations of what the health and engineering business has in it? You know, what—roughly the products, the engineering, the commercial piece, whatever, just help us understand in—or sort of broad percent of total terms what the big pieces are. Thanks.

Mr. Jim Reagan: You want to take it? Okay.

So, let’s start with our health business. You know, right now our total health business is roughly a third of it.

Mr. Roger Krone: Let me just take a quick look here.

Mr. Jim Reagan: Yeah, health is about a third. And then, the engineering business is a little bit less than a third, and then the security products business is a little bit less than a third.

Now, we also have a big piece of it that is commercial engineering. So, let me give you kind of what that offering looks like starting—I’ll start with engineering first.

We do a lot of process design and process build out work. It’s manufacturing, supply lines. It’s the design build business. We also do airport design and airport modernization work. That’s more on the design rather than the build side.

And then, we also have a line of business that hardens and supports the power grid for electrical utilities. And it’s not just—you know, it’s not just grid design, but it’s grid protection, SCADA system design, and we also do some work in cyber around that.

Then there is also a design build business, which is engineering, procurement, construction, you know, cradle to grave work in a number of industries. And then, of course we’ve talked about the health business, both commercial and federal.

Mr. Edward Caso: Great. Thank you.

Operator: Thank you. Our next question comes from the line of Cai von Rumohr with Cowen. Please go ahead with your question.

Mr. Cai von Rumohr: Yes, thank you so much. So, at MSS, your bids outstanding were down to 8.3 billion, and yet you have this very large ARLE IDIQ. Could you give us a little more color? I mean, you kind of sounded more upbeat about, you know, bids. But, you know, any color you could give us on what sort of book-to-bill target you might have for the year and any kind of comp tour over the year of major awards that are coming up? Thanks so much.

Mr. Roger Krone: So, Cai, as you know—let me start and then I’ll let Jim do the numbers.

On ARLE, it’s essentially a senior—a single award IDIQ, and so we just book the current part of that contract. I think we’ve said we might expect that contract to be in the high 600s over its life, and, you know, maybe with OM on the backend it could be actually larger. But, we take this conservative approach to the way we book IDIQ, so the only thing that’s in backlog is the current cast quarter.

And I’ll just turn to Jim for a view of where we think we’ll be book-to-bill.

Mr. Jim Reagan: Sure. Cai, just one of—the element of the delta that you were—you’re describing on the pipeline, two things. One, the pipeline was a little bit depleted as—you know, as the budget battles that are now resolved moved through in the third and fourth quarter.

But, probably equally important has been a business development process that is more carefully vetting opportunities to keep things that we can’t compete in from making it into the pipeline, keeping us from spending B&P dollars on things that we think that we’re less competitive in. So, the outcome of that is going to be, in our view, higher win rates through the year and a more efficient use of our bid and proposal and marketing dollars.

So, in terms of where we want our book-to-bill to look, you know, we want to continue to sustain a book-to-bill that’s north of 1.0. We had a 1.4 book-to-bill this past year. We were really pleased with that and we want to continue to sustain that.

Do we think that that’s reasonable and achievable? Absolutely, ‘cause, you know, as a reminder, we’ve got a couple of big IDIQs that are single award. You know, one of them is DHMSM where we have over $4 billion of capacity there, and we’ve booked, you know, just under 100 million into backlog so far.

The ARLE award is also a single award IDIQ that we’ve booked roughly, I think it’s about 60 million on, so far. And as Roger just indicated, you know, we think that that—we expect that’ll go over 600 million and more.

And those are just a couple of examples of these single award contracts where, you know, they’re—you can think of them as being some backlog because there are no competitors on them, but we don’t put them in backlog until a customer gives us a task order.

Mr. Cai von Rumohr: So—.

Mr. Jim Reagan: —And you’ll see those task orders show up in book-to-bill in the future.

Mr. Cai von Rumohr: Great. And, you know, maybe I’ll ask this question and get a little more color.

Specifically commercial health IT, you know, that’s been a troubled business. Where is that? Is the book-to-bill really starting to pick up, the profitability? And also, security products, what sort of backlog, ‘cause that business has tended to bounce around over the years.

Mr. Jim Reagan: In the commercial health world, the book-to-bill in 2015 was south of one. It started turning up in the latter part of Q4. And in fact, the pipeline and recent awards there have given us, as I had indicated earlier on this call, Cai, reason to feel pretty good about this.

We’ve made some changes in our sales force, and we have a new head of sales there and a new person leading the group who—you know, early signs are that there are some great results there. And I think that it’s a combination of changing the leadership in that group and also, again, the strength that our brand now has in commercial health as a result of leading the largest EHR implementation in recent memory as a result of the DHMSM win.

Mr. Cai von Rumohr: Great. And then, on security products?

Mr. Jim Reagan: On security products, again, you know, the—these are—the sales cycle on some of these things are very long. Some of the sales cycles are pretty short. I mean literally under six months. We’ve got a couple of recent wins there.

I think that, you know, if we take a look at the pipeline there, we’re thinking about that business as growing modestly into 2016 based on what our plans and pipeline are there. And again, we think the margins are going to be holding up nicely.

Mr. Cai von Rumohr: Great. Thank you very much.

Mr. Jim Reagan: Thank you, Cai.

Mr. Roger Krone: Thanks, Cai.

Operator: Thank you. Our next question is from the line of Michael French with Drexel Hamilton. Please go ahead with your question.

Mr. Michael French: Yeah, good morning, everyone, and congratulations on a good performance in the quarter.

Mr. Roger Krone: Great. Thanks.

Mr. Michael French: Yeah, particularly the margin expansion is impressive. And I have a question about each segment. And just so I have this correctly, in health and engineering, was all of the improvement due to security products, or was that just the dominant factor in that segment?

Mr. Jim Reagan: That was one of the significant factors, but we’ve also got lower indirect expenses there. We’ve done—you know, as Roger had mentioned earlier, we have taken out a layer of management. And it’s that plus we’re looking really carefully at all elements of the cost structure, and we’ve been working to lean out the segment there.

I would also tell you that the other thing that helps us is that this year we won’t have the Plainfield plant anymore. That was a bit of a drag on margins. And we—you know, in 2015 we had an $11 million bad debt charge related to another energy project that we had worked on that is now off the books.

Mr. Michael French: Okay, very good.

And at NSS, you know, you talk about a, you know, better program performance, and I was wondering if you could add some color on that. And also, you discussed earlier the move from LPTA to best value. And does that play into potential future margin expansion at NSS?

Mr. Jim Reagan: Well, you know, I wish I could point to a single program, Michael, that—or a couple of programs that are resulting in margin expansion in NSS, but it really has been pretty broad based.

Part of it is because our award fees are holding up, and we don’t have, you know, a significant level of margin erosion because of any problem programs. Our programs are all running very strong. Margins are holding up. Award fees are holding up nicely.

And in—as it relates to LPTA, I wouldn’t tell you that any change in government buying behavior is resulting in margin expansion. It really is program performance and also management of indirect cost, which helps us on time and materials and fixed priced programs.

Mr. Michael French: Okay, very good. Thank you.

May I ask a quick one about the transaction?

Mr. Jim Reagan: Sure.

Mr. Michael French: Okay. You know, there had been a lot of speculation before the deal was announced that Lockheed would seek to retain their commercial cyber business, but obviously that’s one of the assets you’re acquiring. And I just wanted to ask, you know, how important was that to you in the transaction and what specifically do you think the opportunities are there?

Mr. Jim Reagan: Oh, okay, a great question. Let’s see. We really like their commercial cyber business, and it combines well with some of what we’re doing.

They have, if you will, a better customer list than we do. It’s actually a—quite a gilt edged list. It’s probably about three times our commercial cyber business, and they have made better headway in some markets. We run the security operations center, which is pretty exciting. And we saw the two businesses complementing each other and help us—helping us to build critical mass.

You know, it was important in the deal. It would be, I think, difficult to say any particular one part of the business, you know, pushed it over. But, we were very enthusiastic to see it come, and the team at Lockheed has done a great job of growing that business.

Mr. Michael French: Very good. Thank you both. Appreciate it.

Mr. Jim Reagan: Thank you, Michael.

Operator: Thank you. As a reminder, if you’d like to ask a question, you may press star-one from your telephone keypad.

The next question is from the line of Amit Singh with Jefferies. Please proceed with your question.

Mr. Amit Singh: Hi, guys. Thank you very much for taking my question.

Just quickly on the guidance, the midpoint of your revenue guidance for next year points to a growth of around 2 percent. But, the EPS guidance is—the midpoint of EPS guidance is expected to be below currently year levels.

So—and you’ve talked about margins expanding next year versus this year. So, just wanted to check what are the—you know, the puts and takes there that will lead to the EPS—the midpoint of EPS guidance being down. I know you talked about tax rate slightly higher, but is there anything else?

And second, what was the normalized margin—you know, operating margin in calendar ‘15? Was that around mid 7 percent?

Mr. Jim Reagan: Yeah. Well, let me start with the—let me start with your question on tax, ‘cause I think that’s probably the most—I’m sorry, your question about EPS being lower while we’re talking about margin expansion.

The EPS number might be a little lower than what you would have expected mainly because our normalized tax rate’s going back up to 37 percent. And we’ve benefitted from some good tax planning in the past year and the utilization of some capital loss carryovers that we couldn’t take advantage of until 2015. So, that is probably one big driver.

Another one on margin, while the operating margins of the businesses are expanding, in our view, in 2016, right now we’ve—we are returning to a normalized level of corporate expense. We had some benefits in 2015 from some legal settlements that offset some of our corporate expenses, and we’re not anticipating anything like that into 2016.

Mr. Amit Singh: Okay, great.

And just on the transaction, if I may, one quick question. You’ve talked about—you’ve previously talked about the EBITDA margins of the combined company expanding, I think around 150, 200 basis point, versus standalone Leidos currently. But, just wanted to get a—you know, a sense on how capital intensive is this acquired business. Should we expect an increase in your, let’s say, D&A and CapEx as a percent of revenue going forward as a combined company versus Leidos standalone?

Mr. Jim Reagan: Amit, that business from a capital intensity standpoint is very similar to us. So, I think you can think about the going forward business as having a ratio of CapEx to revenue similar to what we’re experiencing here at Leidos now.

Mr. Amit Singh: All right. Thank you very much.

Mr. Roger Krone: Thanks, Amit.

Operator: Thank you. There are no additional questions at this time. I would like to turn the floor back to Kelly Hernandez for closing comments.

Ms. Kelly Hernandez: Great. Thank you. Thank you for joining us on our earnings call today. We look forward to talking with you again next quarter. Thanks again.

Operator: Thank you. This concludes today’s conference. Thank you for your participation, and you may now disconnect your lines at this time.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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